Paul Hastings LLP

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San Francisco, CA 94105-3441

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www.paulhastings.com

August 18, 2014

VIA EDGAR correspondence

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Matthews A Share Selections Fund, LLC - File No. 811-22809

Ladies and Gentlemen:

On behalf of the Matthews A Share Selections Fund, LLC (the “Registrant” or the “Company”), we hereby respond to the oral comments provided on August 13, 2014 by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-1A filed on July 30, 2014 (“Amendment No. 1”). Changes to the Registrant’s disclosure in response to those comments are reflected in its Amendment No. 2 (“Amendment No. 2”) expected to be filed shortly after the date of this letter.

Those comments are repeated below and organized in the same fashion as presented by Ms. Dubey, and are provided in two groups, the Offering Memorandum and the Statement of Additional Information.

Comments to the Offering Memorandum:

Except as otherwise noted, (i) all references to page numbers in the following comments and responses are made with respect to the Offering Memorandum that was filed as part of Amendment No. 1, and (ii) all capitalized terms used but not otherwise defined in the following comments and responses have the same meanings ascribed to such terms in that same version of the Offering Memorandum.

1.	Comment: Please supplementally confirm that the Registrant is in compliance with the terms and conditions set forth in the application for the Exemptive Order.

Response: Comment acknowledged. The Registrant hereby confirms that the Registrant is in compliance with the terms and conditions set forth in the application for the Exemptive Order.

2.	Comment: Please disclose the name of each of the Registrant’s series (each, a “Fund,” and collectively, the “Funds”) on the cover page of the Offering Memorandum, as required by Item 1(a)(1) of Form N-1A.

Response: Comment accepted. The Registrant has added the requested disclosure.

Securities and Exchange Commission

August 18, 2014

3.	Comment: With respect to the “Fees and Expenses of the Fund” table for the Matthews CF-U Series[1] on page 3, please (i) disclose the actual amounts of distribution fees, other expenses and total annual fund operating expenses under the captions of “Distribution (12b-1) Fees,” “Other Expenses,” and “Total Annual Fund Operating Expenses,” respectively; (ii) as permitted by Instruction 3(e) to Item 3 of Form N-1A, add, directly below the “Total Annual Fund Operating Expenses” caption, two appropriate descriptive captions, such as “Expense Reimbursement” and “Total Annual Fund Operating Expenses After Expense Reimbursement,” to show the amount of the expense reimbursement and the Fund’s net expenses after subtracting the expense reimbursement from the total annual fund operating expenses, respectively, pursuant to the agreement referenced in footnote 2 to the table (the “Agreement”); (iii) attach footnote 2 to one of the two new captions described in (ii) of this Comment; (iv) revise footnote 2 to indicate that the Agreement is contractual; and (v) supplementally confirm that the Agreement has been or will be filed as an exhibit to the Registrant’s Registration Statement. This Comment also applies to the “Fees and Expenses of the Fund” table for the Matthews ADF-U Series on page 7.

Response: Comment accepted or acknowledged, as appropriate. With respect to (i) through (iv), the Registrant has made the requested revisions to the relevant disclosure in the “Fees and Expenses of the Fund” tables for both the Matthews CF-U Series and the Matthews ADF-U Series. With respect to (v), the Registrant hereby confirms that the Agreement has been filed as an exhibit to Amendment No. 1.

4.	Comment: If the term of the Agreement is shorter than three years, please recalculate the cost of investing $10,000 in the Matthews CF-U Series for three years as disclosed in the table under the “Example of Fund Expenses” section on page 3. This Comment also applies to the corresponding disclosure for the Matthews ADF-U Series on page 7.

Response: Comment acknowledged. Because the Agreement does not provide for a specific term and the parties to the Agreement currently intend to have the Agreement remain in effect indefinitely, the amounts disclosed in the referenced table for both the Matthews CF-U Series and the Matthews ADF-U Series are accurate and need not to be recalculated.

5.	Comment: With respect to the Matthews CF-U Series, under the “Principal Investment Strategy” section on page 3, although it is stated that “the Fund will hold a set of China A Shares tailored to the Investing Fund’s investment program and investment style” and that “the portfolio managers will be able to select China A Shares most suited for the Investing Fund’s investment style and strategy,” the Staff does not believe that sufficient detail is provided to allow for an understanding of the Fund’s principal investment strategy. Please disclose, under the referenced section, in sufficient detail, the Investing Fund’s investment strategy instead of generally referencing to the Investing Fund’s investment strategy. This Comment also applies to the corresponding disclosure for the Matthews ADF-U Series on page 7.

Response: Comment accepted. The Registrant has added the requested disclosure for both the Matthews CF-U Series and the Matthews ADF-U Series.

1 The Matthews CF-US Series has been renamed as the Matthews CF-U Series, and the Matthews ADF-US Series has been renamed as the Matthews ADF-U Series. See Comment 7 below.

Securities and Exchange Commission

August 18, 2014

6.	Comment: With respect to the “Additional Information – General Information – Luxembourg” section on page 13, please consider removing that section given that the Interests are currently sold in the U.S. to U.S. investors only.

Response: Comment accepted. The Registrant has removed the referenced section. The Registrant has also removed the same disclosure from the Statement of Additional Information.

7.	Comment: Given that the Funds do not invest in investments that are tied economically to the United States, the Staff believes that the use of “US” in the names of the Funds is in violation of Rule 35d-1 under the 1940 Act, which governs names of investment companies. Please revise the names of the Funds such that Rule 35d-1 is complied with.

Response: Comment accepted. The Registrant has renamed the Matthews CF-US Series as the Matthews CF-U Series and the Matthews ADF-US Series as the Matthews ADF-U Series. This change of the designator from “US” to “U” avoids any suggestion that the Funds focus their investments in the United States and therefore allows the Funds’ names to be in compliance with Rule 35d-1.

8.	Comment: Under the “Additional Information – Investment Approach” section beginning on page 14, please disclose, in sufficient detail, each Investing Fund’s investment strategy.

Response: Comment accepted. The Registrant has added the requested disclosure.

9.	Comment: The Staff notes that risks associated with equity securities and IPOs are disclosed in the “Additional Information – Risks of Investing in the Funds – Equity Securities” section on page 24 and the “Additional Information – Risks of Investing in the Funds – Initial Public Offerings” section on page 25, respectively, while neither of them is discussed in the “Additional Information – Investment Approach” section beginning on page 14. Please disclose in the “Additional Information – Investment Approach” section that (i) China A Shares are equity securities; and (ii) the Funds may invest in China A Shares sold in IPOs.

Response: Comment accepted. The Registrant has added the requested disclosure.

10.	Comment: In the second paragraph under the “Additional Information – Management of the Funds – Investment Advisor” section on page 27, please add disclosure to state that each Investing Fund will exclusively own all of the Interests offered by a particular Fund.

Response: Comment accepted. The registrant has added the requested disclosure.

11.	Comment: In the first paragraph under the “Additional Information – Management of the Funds – Portfolio Managers” section on page 27, please insert the phrase “jointly and primarily” before the word “responsible” in the last sentence.

Response: Comment accepted. The Registrant has made the requested revision.

Securities and Exchange Commission

August 18, 2014

12.	Comment: With respect to the first paragraph under the “Additional Information – Management of the Funds – Restrictions on Rights of Holders of Interests” section on page 29, please supplementally explain (i) why the payments referenced therein will be deemed to be a loan by the Company or a Fund to an Investor and not an expense of the Fund (which would need to be disclosed under the caption “Other Expenses” in the “Fees and Expenses of the Fund” table in the Fund Summary); (ii) the accounting treatment of such payments in the Funds’ financial statements; and (iii) why these payments are not prohibited by Section 17(a) of the 1940 Act.

Response: Comment acknowledged. With respect to (i), because the referenced tax payments are made by a Fund for the benefit of its Investing Fund, and the Investing Fund, and not the Fund itself, is directly liable for such payments, such payments should be characterized as a loan from the Fund rather than an expense of the Fund. With respect to (ii), the referenced tax payments will be treated as short-term account receivables in the Funds’ financial statements because they will be repaid by the Investing Fund promptly. With respect to (iii), the referenced tax payments are not prohibited by Section 17(a) because Section 17(a) allows an affiliated person (i.e., the Investing Fund) to borrow money from the Fund if such borrowing is permitted by Section 21(b) of the 1940 Act and Section 21(b) permits any loan from a registered company to a company which owns all of the outstanding securities of such registered company. Because the Investing Fund owns all of the Interests of the Fund, a loan from the Fund to the Investing Fund is permitted by Section 21(b) and therefore not prohibited by Section 17(a).

Comments to the Statement of Additional Information:

Except as otherwise noted, (i) all references to page numbers in the following comments and responses are made with respect to the Statement of Additional Information that was already filed as part of Amendment No. 1, and (ii) all capitalized terms used but not otherwise defined in the following comments and responses have the same meanings ascribed to such terms in that same version of the Statement of Additional Information.

1.	Comment: Under the “Company History” section on page 4, please disclose the date of organization of the Registrant as required by Item 15(a) of Form N-1A.

Response: Comment accepted. The Registrant has added the requested disclosure.

2.	Comment: The Staff notes that risks associated with investing in securities of technology companies are disclosed in the “Risk of Investment – Risks of Investing in Technology Companies” section on page 10, while it is not discussed in the “Investment Process” section beginning on page 6. Please add disclosure in the “Investment Process” section regarding the Funds’ investments in securities of technology companies.

Response: Comment accepted. The Registrant has added the requested disclosure.

3.	Comment: Under the “Funds’ Policies” section beginning on page 10, (i) with respect to the third sentence in the first paragraph, which starts with the clause “[u]nless otherwise indicated,” please revise that sentence to disclose, with respect to fundamental policy number 2 regarding borrowing, the exception to the general rule of applying the percentage limitations in the fundamental policies at the time of the transaction, pursuant to Section 18(f)(1) of the 1940 Act, which provides that the amount of borrowing must be reduced within three days if at any time asset coverage falls below 300%; (ii) please delete the first clause of the second paragraph “[e]xcept as otherwise set forth herein and in the Memorandum;” (iii) please revise fundamental policy number 4 to state that the Funds do not have a concentration policy regarding investments in any industry or group of industries, as required by condition 6 set forth in the application for the Exemptive Order; and (iv) with respect to fundamental policy number 6 regarding making loans, please consider adding exception (d) to allow the Funds to make payments (which will be deemed to be loans) for an Investor to satisfy such Investor’s tax liability, as disclosed in the first paragraph under the “Additional Information – Management of the Funds – Restrictions on Rights of Holders of Interests” section on page 29 of the Offering Memorandum.

Securities and Exchange Commission

August 18, 2014

Response: Comment accepted or acknowledged, as appropriate. With respect to (i) and (ii), the Registrant has made the requested revisions. With respect to (iii), the Registrant has removed fundamental policy number 4 in its entirety and added a separate paragraph at the end of the “Funds’ Policies” section to explain that the Funds do not have a concentration policy regarding investments in any industry or group of industries and that a Fund’s holdings will be aggregated with its Investing Fund’s holdings for purposes of evaluating its Investing Fund’s concentration policy regarding investments in any industry or group of industries. With respect to (iv), the Registrant has added exception (d) to fundamental policy number 6 regarding making loans to allow the Funds to make payments for an Investor to satisfy such Investor’s tax liability.

4.	Comment: With respect to the last sentence of the first paragraph under the “Disclosure of Portfolio Holdings” section on page 12, please clarify to whom the “written communication” is directed.

Response: Comment accepted. The Registrant has revised the relevant disclosure to clarify that the top holdings of a Fund (if such holdings are among the top ten holdings of the corresponding Investing Fund) will be released on a monthly basis via the Investing Funds’ website and written communication to shareholders of the Investing Fund and/or the public within approximately 21 days of each month end.

* * * * *

We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Securities and Exchange Commission

August 18, 2014

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC